Filed by Celgene Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange of 1934

Subject Company: Abraxis BioScience, Inc.
Commission File No.: 001-33657

The following transcript relates to an analyst conference call held on June 30, 2010 in connection with the announcement by Celgene Corporation (“Celgene”) of its proposed acquisition of Abraxis BioScience, Inc. (“Abraxis BioScience”).

Forward-Looking Statements

This material contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under Celgene’s control. The Celgene’s actual results, performance, or achievements could be materially different from those projected by these forward-looking statements. The factors that could cause actual results, performance, or achievements to differ from the forward-looking statements include the risk that the acquisition of Abraxis BioScience may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected benefits from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Celgene’s and Abraxis BioScience’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and other risks that are discussed in Celgene’s filings with the Securities and Exchange Commission (“SEC”), such as Celgene’s Form 10-K, 10-Q and 8-K reports and in Abraxis BioScience’s filings with the SEC, such as its Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements.

Participants in Solicitations

Celgene, Abraxis Bioscience and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Abraxis Bioscience in connection with the merger. Information regarding Celgene’s directors and officers is available in Celgene’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders and Celgene’s 2009 Annual Report on Form 10-K, which were filed with the SEC on April 30, 2010 and February 18, 2010, respectively. Information regarding Abraxis Bioscience’s directors and executive officers is available in Abraxis Bioscience’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders and Abraxis’ 2009 Annual Report on Form 10-K, which were filed with the SEC on October 30, 2009 and March 12, 2010, respectively. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

Additional Information about the Transaction and Where to Find It

This material shall not constitute an offer of any securities for sale. The acquisition will be submitted to Abraxis Bioscience’s stockholders for their consideration. In connection with the acquisition, Celgene and Abraxis Bioscience intend to file relevant materials with the SEC, including a registration statement, a proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Celgene and Abraxis Bioscience are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Celgene, Abraxis Bioscience and the merger.

Stockholders of Celgene and Abraxis Bioscience can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Celgene and Abraxis Bioscience in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Celgene and Abraxis Bioscience with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Celgene Corporation, 86 Morris Avenue, Summit, New Jersey, 07901, Attention: Investor Relations, or Abraxis Bioscience Inc., 11755 Wilshire Blvd., Los Angeles, CA, 90025, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
CORPORATE PARTICIPANTS
Bob Hugin
Celgene Corporation — President and COO
Dave Gryska
Celgene Corporation — SVP and CFO
Sol Barer
Celgene Corporation — Chairman and CEO
Patrick Soon-Shiong
Abraxis BioScience, Inc. — Executive Chairman
CONFERENCE CALL PARTICIPANTS
Brian Abrahams
Oppenheimer & Co. — Analyst
Yaron Werber
Citigroup — Analyst
Geoff Meacham
JPMorgan — Analyst
Chris Raymond
Robert W. Baird — Analyst
Geoffrey Porges
Sanford Bernstein — Analyst
Mark Schoenbaum
ISI Group — Analyst
Jim Birchenough
Barclays Capital — Analyst
Jason Kantor
RBC Capital Markets — Analyst
Mike King
Wedbush — Analyst
Gene Mack
Soleil Securities — Analyst
Ian Somaiya
Piper Jaffray — Analyst
PRESENTATION
Operator
Welcome to the Celgene conference call and webcast to discuss the Company’s announcement that it intends to acquire the Abraxis BioScience. Your host for the call is Celgene’s Chief Executive Officer, Bob Hugin. Mr. Hugin, you may begin.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
Bob Hugin — Celgene Corporation — President and COO
Thank you very much, operator, and thank, everyone, for joining us this morning on short notice. We appreciate it and we also want to thank everyone who has made this conference call possible, especially since the deal terms were only finalized barely four hours ago.
With me in Summit, New Jersey this morning is Dave Gryska, Celgene’s Chief Financial Officer, and Sol Barer, Celgene’s Executive Chairman. And in Los Angeles on the call we also have the Executive Chairman of Abraxis BioScience, Dr. Patrick Soon-Shiong.
This morning we have a straightforward agenda and we have two things that we want to cover with you. Sol will lead off with a strategic overview of the transaction. I will come back and give you an update on the transaction, some of the important value drivers that have led to this transaction and our plans for the future to benefit from this transaction.
The transaction clearly is a significant step forward as we establish Celgene as a major solid tumor oncology company. Following my comments, Dr. Soon-Shiong will give the Abraxis BioScience perspective on the pipeline and some other important aspects of Abraxis. We’ll come back and open up the conference call to questions and answers to ensure that we cover all the elements that are important to you. So thanks again for joining this morning and let me turn the call over to Dave Gryska, our CFO, just to make sure we do everything properly here this morning.
Dave Gryska — Celgene Corporation — SVP and CFO
Thanks, Bob. Before we begin, we want to remind you that certain statements made during this conference call may be forward-looking or made pursuant to the Safe Harbor Provisions of the Securities Litigation Reform Act of 1995. Certain forward-looking statements which involve known and unknown risks, delays, uncertainties, and other factors not under our control may cause actual results, performance, or achievements to be materially different from the results, performance, or other expectations stated or implied by these forward-looking statements. Statements in this conference call relating to the consummation of the contemplated acquisition are subject to the possibility that one or more of the closing conditions to the merger might not be satisfied, including the possibility that regulatory approvals might not be obtained.
In addition, we are moving into a quiet period in connection with the transaction, so we are limited on the details we can share. Statements related to the expected benefits of the contemplated acquisition are subject to the risks that expected synergies will not be achieved and that the operations, products, and employees of Celgene or Abraxis will not be integrated successfully; that the market for Abraxis products may not develop as anticipated; and that Abraxis products may not be approved by regulatory authorities as well as the general risks associated with the respective businesses of Celgene and Abraxis as described in the periodic reports and other documents filed by each of us with the Securities and Exchange Commission.
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Celgene shares. The merger is subject to approval of a majority of the outstanding shares of Abraxis common stock and Abraxis will file with the SEC a proxy statement relating to the stockholders meeting at a vote with respect the merger will be taken. Celgene will file a registration statement covering the shares of Celgene common stock to be received by stockholders of Abraxis in the merger. An offer of Celgene common stock will be made by means of a prospectus, which is part of the registration statement. The proxy statement and prospectus will contain important information. Stockholders are urged to read this information carefully before making any decisions about the proposed merger.
Now I’ll turn the call over to Sol with his comments on the acquisition.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
Sol Barer — Celgene Corporation — Chairman and CEO
Thanks, Dave. Today we are announcing an important milestone in our evolution towards becoming the preeminent company in delivering innovative therapies to patients with serious debilitating and fatal diseases. Specifically we are taking the next step in our expansion from a global leader in therapies, the hematological malignancies to a company with an innovative solid tumor therapy franchise by announcing our intent to acquire Abraxis BioSciences.
We are in the fortunate position of being able to leverage our global capabilities in hematology oncology to grow the innovative Abraxis portfolio starting with ABRAXANE, a product approved in metastatic breast cancer and which had exciting data in non-small cell lung cancer and pancreatic cancer at the recent ASCO and the pipeline of solid tumor compounds. I would like to salute Patrick Soon-Shiong and his team for the development of their innovative science in their exciting products which will have an important impact on patients around the world.
As Bob will detail, this acquisition has strong strategic, commercial, scientific, clinical, and financial rationales. We are very excited about this important step in Celgene’s history and bringing the Abraxis products and pipelines to the next level.
I will now turn the call over to Bob, who will provide an overview of the Company and delineate the acquisition.
Bob Hugin — Celgene Corporation — President and COO
Thanks very much, Sol. As I hope you have seen this morning in the press release that was put out early this morning that Celgene, we have agreed to acquire all the outstanding shares of Abraxis BioScience at a value of $72 per share in a combination of cash and common stock and that mix being a little over $2.4 billion in cash and a little under $600 million in Celgene stock. Abraxis BioScience shareholders will also receive Contingent Value Rights for future milestones that create meaningful additional value for Celgene and Abraxis shareholders. These Contingent Value Rights will be registered with the Securities and Exchange Commission and we anticipate following regulatory reviews that this transaction will close in the fourth quarter of this year.
Many investors may not be that familiar with Abraxis BioScience. Abraxis is a global integrated biotechnology company founded by Dr. Patrick Soon-Shiong headquartered in Los Angeles, California. The company has approximately 900 employees based in locations in the United States, Australia, Canada, China, and the United Kingdom. ABRAXANE is the lead product and was approved for metastatic breast cancer in 2005 by the FDA and approved in Europe in 2008. ABRAXANE generated $315 million in sales in 2009 and $88 million in the first quarter of 2010.
There are additional important future growth drivers in addition to breast cancer. As Sol mentioned, data was recently presented at ASCO demonstrating that ABRAXANE met its SPA-approved response rate end point in a Phase III first-line non-small cell lung cancer trial. This data is expected to be submitted to the FDA in the first half of 2011 for regulatory approval.
Data was also presented earlier this year from a Phase I/II study in pancreatic cancer that showed a doubling of overall survival versus historical controls. These impressive results have led to the initiation of a global Phase III study in pancreatic cancer which is rapidly enrolling.
Abraxis has developed the nano particle albumin-bound technology platform beyond ABRAXANE and has a robust development pipeline that has the potential to improve patient outcomes in a number of oncology indications. They are five compounds in various stages of development that are focused in solid tumors with high unmet medical needs. The Abraxis pipeline expands and is very complementary to our ongoing R&D efforts in solid tumor cancers. In a few minutes, you will hear directly from Patrick on the technology platform and product pipeline.
ABRAXANE is a solvent-free chemotherapy treatment option for patients with metastatic breast cancer which was developed using Abraxis’ proprietary nab technology platform. This unique delivery mechanism enables higher concentrations of the active agent to reach the tumor site. ABRAXANE compared to paclitaxel has improved patient outcomes for both breast and lung cancer patients. Importantly, the compound has demonstrated impresive early data in pancreatic cancer and there is a robust clinical program in other solid tunors including melanoma and bladder cancer.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
The currently approved indication for ABRAXANE is metastatic breast cancer. ABRAXANE was approved on the basis of superior response rate to paclitaxel. After longer follow-up, the data consistently demonstrated ABRAXANE’s superiority to paclitaxel across all key metrics, overall response rate, time to disease progression, and overall survival. In the United States, ABRAXANE is the market leader in taxane-based therapies treating metastatic breast cancer.
With the strength of the existing results as well as additional emerging data from ongoing Phase II and Phase III trials in breast cancer, our combined efforts will be focused on reenergizing this brand and delivering meaningful revenue growth beginning in 2011.
Non-small cell lung cancer remains a major unmet medical need. The treatment paradigm in this setting has evolved to be histologically specific with the two major categories being squamous and non-squamous. While platinum taxane doublets represent the leading regimen, major advancements to the treatment of this disease have been limited to patients with non-squamous histology. The recent approvals of newer drugs specifically exclude the squamous population which represents approximately 30% of the market. Patients with squamous histology remain significantly underserved and this represents a unique and substantial opportunity for ABRAXANE.
Data presented from the podium at this year’s ASCO just a few weeks ago reflected the significant promise and growth opportunity for ABRAXANE in this indication.
The 1050-patient randomized Phase III registration study in advanced non-small cell lung cancer is evaluating carboplatin plus ABRAXANE versus this regulatory standard, carboplatin plus paclitaxel. Unlike the paclitaxel arm that required pre-medication, no pre-medication was required in the ABRAXANE arm because of its solvent-free formulation.
The preliminary results presented at ASCO confirm ABRAXANE’s superiority versus paclitaxel in this patient population. The independently assessed overall response rate of 33% versus 25% with a p value of 0.005 is a 31% improvement. This is the primary endpoint of a special protocol assessment with the FDA.
Additionally, ABRAXANE plus carboplatin produced a clinically meaningful improvement in response rate in the underserved segment of patients with squamous histology, with an overall response rate of 41% versus 24%. This is a 67% improvement in response rate versus the reference standard.
The approved efficacy from ABRAXANE plus carboplatin was achieved with fewer dose-limiting toxicities and a manageable side effect profile. Patients experienced less peripheral neuropathy and neutropenia. For patients with non-small cell lung cancer, treatment with ABRAXANE and carboplatin is very patient-friendly with a shorter infusion time and without side effects from required pre-medication.
Among the major solid tumor cancers, patients with pancreatic cancer had the fewest therapeutic options and among the poorest outcomes. The median survival for patients receiving currently available therapies is just six months and there have been very few meaningful advances in the treatment of this disease. In the US, there are approximately 32,000 patients with unresectable disease and the standard of care for these patients is gemcitabine.
There’s a strong biologic rationale for the use of ABRAXANE in combination with gemcitabine in patients with advanced pancreatic cancer. ABRAXANE is taken up preferentially by tumors through the endothelium via the SPARC, the secreted protein acidic and rich in [cito] cysteine protein that is over expressed in pancreatic cancer and associated with a poor prognosis. 67 patients with metastatic pancreatic cancer were treated in a Phase I/II study with ABRAXANE in combination with gemcitabine. This novel combination produced an overall response rate of 46%, which is nearly four times that of historical controls.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
The preliminary survival results is perhaps even more impressive as median survival more than doubled from six months versus historical controls with 12 months in this study.
The PET Scan analysis complete response rate in the combination was 13%, which is more than the overall response rate in other gemcitabine-based regimens.
This PET Scan, this image of a PET Scan in a patient before and after two cycles of gemcitabine and ABRAXANE. In a PET Scan, tumors show up as black spots. In the image on the left side, you can see the primary tumor in the center of the patient is surrounded by extensive metastases in the abdomen, pelvis, and liver. In the scan on the right, which was obtained after two treatment cycles, the tumors have disappeared and the scan was read by independent reviewers as a normal PET Scan.
Based upon the results of the I/II Phase I/II, Abraxis is aggressively conducting a Phase III trial designed to produce data for global regulatory review. The study is already more than one third of the way accrued. We believe that data will be available at the beginning of 2013.
We believe that this transaction will create significant value. We will be focused on maximizing the full potential of ABRAXANE, beginning with the reenergizing of the US efforts in metastatic breast cancer. Our teams will expeditiously complete the SBA trial in lung cancer that has already met its primary endpoint of response. Our objective will be upon completion of the trial to prepare the data for filing in as many markets as appropriate depending on the data. We will also look for all means of accelerating the completion of the Phase III pancreatic trial. We will develop global plans for ABRAXANE in this indication as we review the data and prepare for regulatory filings.
It is our view that issued and pending patents and manufacturing knowledge provide for exclusivity until 2023 and potentially beyond for ABRAXANE. Executing this plan will create significant value and afford us the potential to grow ABRAXANE to $1 billion in revenue in 2015 with up to an additional $1 per share in non-GAAP EPS. We expect the transaction to be slightly dilutive in 2011, maybe as much as $0.10, but accretive in 2012. And this — it is our clear expectation that this transaction will return —produce returns in excess clearly of our cost of capital.
Let me now turn the call over to Patrick for his perspective.
Patrick Soon-Shiong — Abraxis BioScience, Inc. — Executive Chairman
Thank you, Bob. It is really a distinct pleasure to be with you on this call this morning. So Bob and Sol have discussed this potential of ABRAXANE and I would maybe like to discuss the science that makes ABRAXANE possible as well as the underlying nab or nano particle albumin-bound technology that can be used to develop this deep product pipeline with applications in multiple difficult to treat solid tumors.
At the recent ASCO in Chicago, we presented more than 32 scientific abstracts which evaluated the use of nab-based anti-cancer therapy. We are very excited by this paradigm, which may be applicable to multiple difficult to treat tumor types and we presented data both at ASCO and AACR which covered triple negative breast cancer, metastatic pancreatic cancer, non-small cell lung cancer including the results that Bob talked about in squamous cell lung cancer, metastatic melanoma, and invasive bladder cancer.
Importantly we are now improving our understanding of how exactly this nab-driven drug delivery mechanism works when administered either as a single agent or when given in combination. And the implications of the mechanism of action is that ABRAXANE could truly become the backbone of all combination therapies.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
We in Phase I/II clinical trials now other than ABRAXANE with multiple other drugs in the pipeline including docetaxel, rapamycin, [simgin AG], a (inaudible) protein inhibitor and a vascular disrupting agent, and I will be spending a little bit of time reviewing those drugs in the pipeline very shortly.
But turning back now to this nab-driven chemotherapy, this nab-driven chemotherapy we believe provides a new paradigm for penetrating the blood stromal barrier to reach the tumor cell and the proposed mechanism of delivery of this nab-driven chemotherapy is thought to be by targeting a previously unrecognized tumor-activated albumin-specific biological pathway with a nano shell of human blood protein albumin. This nano shuttle system is believed to activate this albumin-specific receptor-mediated transcytosis pathway in which the shuttle is carried through the cell wall of [proliferating] tumor cells. In so doing it reaches the stromal microenvironment and the albumin-bound drug may then preferentially be localized by a second albumin-specific binding protein called SPARC, which is secreted into the stroma by these tumor cells.
The resulting collapse of the stroma surrounding the tumor cell may thus enhance the delivery of not only the nab chemotherapeutic but together with any chemotherapy given in combination with the intracellular core of the tumor itself. And this previously unrecognized tumor-activated pathway we believe is the backbone of our technology.
So this platform for the treatment of solid tumors truly complements Celgene’s enormous success in liquid tumor therapy with its REVLIMID and VIDAZA platforms. Celgene has demonstrated tremendous operational ability to market and distribute its drugs on a global scale and is the world’s leading tumor oncology company. So to address the question why now and why Celgene, by combining Celgene and Abraxis, we believe we will create an enterprise that far exceeds the sum of the parts.
The combined entity will be able to leverage the many complementary strengths of the liquid and solid platforms in advance, a collective passion for improving cancer patient care worldwide through innovative science. We believe in the ongoing value of ABRAXANE as well as the research, science, and operational excellence of Celgene together will maximize the delivery of ABRAXANE to cancer patients. This combination of the nab technology platform with Celgene science and global market strength I believe will result in the world’s leading oncology company that will change the way we treat cancer patients globally.
I believe so strongly in this combination that I felt compelled as part of the transaction to commit to a significant stake in Celgene stock. Sol and Bob and team are clearly driven by their passion to improve patient quality of life and the belief that the science will prevail, which in fact it has at Celgene. They’ve built an amazing organization that has transformed the treatment of liquid tumors while developing exceptional clinical and operating capabilities in the United States, Europe, and Japan, and I believe that the commitment of Celgene to science and innovation will drive long-term growth and shareholder value.
This was why I believe in taking a stake in the Company and I am honored to be part of the vision and foundation that Sol and Bob have built and will continue to build.
Let me turn to the slide with regard to the pipeline and give a brief overview of the very deep pipeline covered by the nab or nano particle albumin-bound platform. Firstly, as you could see and discussed, ABRAXANE itself is a pipeline within itself with indications in breast cancer, metastatic cancer, first line, second line, and third line, for which it has now been approved in second line, but there have been clinical trials in which the first-line therapy has been shown even against Taxotere.
The lung cancer trial is well into Phase III, and has been discussed by Bob, and so is the metastatic melanoma trial as well as the pancreatic trial. And the recent data that has just been presented as a late breaker by the American Association of Urology has demonstrated very exciting results in recurrent invasive bladder cancer.
Let me turn to the pipeline itself, firstly nab docetaxel, which is ABI 008. Interestingly, the advantages seen with nab paclitaxel over Cremophor paclitaxel were also observed preclinically for nab docetaxel over tween docetaxel. This drug is now in clinical trial and we received approval with regard to the regulatory strategy, i.e., the similar regulatory strategy for ABRAXANE, a 505(b)(2) approval status, and we are now in Phase I/II trials in patients with hormone refractory prostate cancer. And the Phase II trial is ongoing as we speak.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
The second drug in the pipeline, ABI 009 or nab rapamycin attacks the biological target of mTOR. Now mTOR is an important survival pathway in cancer cells and the drugs that are currently approved for renal cell carcinoma attacking this pathway, temsirolimus (inaudible), and interestingly we have demonstrated at least preclinically potential advantages of temsirolimus.
Firstly, there’s no premedication required. Secondly, interesting with regard to temsirolimus, the dose response may be affected by its potential saturation of the enzyme for this prodrug conversion of temsirolimus. The mTOR pathway and its [cellular] targets are many and the combination therapies are well established in the preclinical literature.
An interesting result that just has been presented very recently is the combination of nab rapamycin or ABI 009 with perifosine in the treatment in multiple myeloma. We are now in Phase I clinical trials in multiple solid tumors, which includes renal cell carcinoma and sarcomatoid mesothelioma. That Phase I trial is ongoing.
The next drug in the pipeline taking advantage of this nab-driven chemotherapy is ABI 0011 or nab 544. This is a novel vascular disrupting agent with dual activity on both tubulin and topoisomerase-1 and preclinically has been demonstrated to be more active than irinotecan in colon cancers. This drug has now been — achieved IND status and the Phase I clinical trial is about to be approved and to be launched again in solid tumors.
The next drug on the pipeline is ABI-013 or nab CY196 and this is a novel hydrophobic taxane, and it is a docetaxel prodrug with a rational design and is really has been designed for the first time to maximize transport (inaudible) in their pathways. And this drug at least in the preclinical status has now been shown to have more active — be more active than Taxotere, and we anticipate the IND to be filed this year.
Then finally, nab-17-AAG or ABI-010, which is a novel nano particle version of the heat shock protein 90 inhibitor 17-AAG and as maybe many of you may know, 17-AAG is an important biological target. And 17-AAG has been shown to suppress HER2 expression in breast carcinoma cell life.
What is also of interest however is that 17-AAG in the Cremophor formulation is now in Phase III trials under BMS for multiple myeloma and is also in Phase I and II trials in combination with Herceptin in breast cancer. Our nab-17-AAG will now enter into our Phase I trial and has very strong intellectual property protection all the way to 2026.
So with that background of the pipeline, I would like to say it has been — it is really an honor and an exciting time for our company to be part of the vision and foundation that Sol and Bob have built.
With that brief overview, let me turn the call back to Bob.
Bob Hugin — Celgene Corporation — President and COO
Thanks very much, Patrick. We hope that you can sense the potential of this combination and it’s our intention this morning to provide you information so that you can see the clarity and the compelling rationale strategic fit of this transaction.
The acquisition of Abraxis is a natural evolution of our business model and extends our leadership position in hematology and oncology. Working together, our combined teams of dedicated professionals will create significant value for patients, physicians and shareholders. The addition of ABRAXANE is a unique opportunity that enables us to expand into solid tumors and when combined with our existing portfolio of products gives us a differentiated product offering that addresses major diseases across hematology, solid tumor oncology, and immune inflammatory diseases.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
The acquisition broadens our revenue streams and gives us access to a potential blockbuster that could add up to $1 billion in topline and will be highly accretive to earnings in 2012 and beyond. Given the emerging ABRAXANE clinical data, the pipeline of assets, the innovative science, Abraxis BioScience represents the right opportunity at the right time, a compelling strategic acquisition that will enhance our market-leading growth.
So thank you for joining us on the call. Operator, we would like to open it up to questions.
QUESTIONS AND ANSWERS
Operator
(Operator Instructions) Brian Abrahams, Oppenheimer & Co.
Brian Abrahams — Oppenheimer & Co. — Analyst
Thanks very much for taking my question and congratulations on the deal. I wanted to drill down a little bit more on your regulatory strategy in non-small cell lung cancer. By the time you file with the FDA in the first half of next year, are you expecting to have PFS data? Are you planning to file in all patients or just in the squamous population? If your plan is to file in all patients, do you expect that the potential convenience and tolerability benefits would justify premium pricing without efficacy superiority in the non-squamous patients or would you need to show superior PFS for good adoption? Thanks.
Bob Hugin — Celgene Corporation — President and COO
It is quite a few points and questions in there and clearly as the trial is competed, as everyone recognizes, the primary endpoint in the SPA agreement with the FDA has been met but the trial will continue throughout the year and we will see the progression-free survival and potentially overall survival results. So depending on the results, that will influence and lead us down a specific regulatory pathway.
And if we see the kind of PFS data that we are hopeful we will see, that will open up international markets for this indication and with that data we do believe that the value proposition would be sufficient to get us the kind of pharmacoeconomic and health technology assessments that would allow us to ensure that we have access to global markets across the world. But again in the US, the SPA is based on response and we’ve completed — the Company, Abraxis has completed that and succeeded to achieve that primary endpoint, but obviously the more compelling data you have, the better it is for us both from a regulatory pricing and reimbursement.
But from a filing point of view, we do expect that the filing will be a broad indication and the data in the package may be specific to certain subsets that will be able to be amplified. But the actual label itself is designed to be for the full approval.
Operator
Yaron Werber, Citi.
Yaron Werber — Citigroup — Analyst
Congrats on the deal. I have a question on pricing. There’s some concerns that the price has been a barrier or the historical price increases have been a barrier to adoption. But when we look at the historical price increases, there have essentially been about 1% every seven or eight months, kind of going back to November 2008. So can you help us understand a little bit, has price been an issue? It sounds to us like management guided the sales of about $300 million this year, which is actually down year-over-year. I’m just trying to understand the pricing strategy and how it has impacted sales historically. Thanks.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
Bob Hugin — Celgene Corporation — President and COO
It’s a good question. It’s very important and I think there’s a couple of important considerations here. First, we obviously will submit for Hart-Scott-Rodino clearance in the US and any other markets that we require in regulatory clearance before we actually begin to integrate and consolidate plans on it. So that we’ve got to make sure we do that first and foremost. But once we get through that, I think that our position at Celgene has been a very clear one, that when you look at the performance of a drug and the benefits to ensure that you have the broadest market access for a drug, you need to have the right value proposition. That’s a combination most importantly of clinical data.
Price is clearly an important component of that so I don’t think that once we are in the position to be very intimately involved we will look at each market, look at each indication, look at the value proposition, ensure that the clinical data is positioned in discussions with payers, whether that be in the United States or all around the world to ensure that we have — the most convincing value proposition first and foremost based on the clinical data and then obviously the price. So I think price certainly does have an important consideration in people’s decisions, but really in the end, it’s that we believe here ABRAXANE has clinically meaningfully differentiated results over competitive therapies that we don’t believe have been fully recognized by payers and we think that we’re hopeful we will be able to do an effective job to support the Abraxis existing team with our team to ensure that we make that compelling case.
And clearly as additional data comes in non-small cell lung cancer, in pancreatic cancer, hopefully bladder cancer and a wide range of other solid tumors, we need to ensure that value proposition. Those negotiations with health technology assessment agencies, pharmacoeconomics put ABRAXANE in the right light and ensure that the relationship with payers is one of constructive and positive ones that ensures the maximum number of patients access to the therapy.
Operator
Geoff Meacham, JPMorgan.
Geoff Meacham — JPMorgan — Analyst
Thanks for taking the question. Kind of a multipart question here. Can you talk about your commercial strategy in Europe for ABRAXANE in breast cancer and maybe go over the contribution from Europe in the first quarter? And then a real quick question, does your $1 billion and 2015 revenues, does that assume that you do in fact have PFS for lung cancer and OS for pancreatic cancer? Thanks.
Bob Hugin — Celgene Corporation — President and COO
A couple of questions there. First, the European strategy, again, we are giving you our perspective in advance of integration and full knowledge from the Abraxis team. So we certainly have a strong perspective. We’re also going to very much — following the Hart-Scott-Rodino, the antitrust review, that we’re going to work closely with the team at Abraxis that has positioned ABRAXANE to where it is today.
In Europe specifically, our perspective is that we would look for additional data in lung cancer, pancreatic cancer before we would begin a major global expansion of ABRAXANE in Europe in any case. So that’s first and foremost. The second part of the question was —?

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
Geoff Meacham — JPMorgan — Analyst
The contribution from Europe in the first quarter for ABRAXANE? And then the follow-up is does the $1 billion and 2015 revenues, does that in fact assume that you hit PFS in lung and OS in pancreatic?
Bob Hugin — Celgene Corporation — President and COO
So first, I don’t know the details of it but our understanding is that Europe had a very minimal impact on the results of the first quarter for ABRAXANE. And then in the US for the $1 billion number, we really have a number of different scenarios that lead to that. It’s not just one specific scenario. We look at different scenarios and we have a composite of them to come to the conclusion, but we don’t particularly have the PFS assumption in that $1 billion number in the base case that leads to that.
We do have scenarios where we do have PFS in and don’t have other things, but the base case in our number there that we talked about this morning does not include PFS in lung cancer in that data.
Operator
Chris Raymond, Robert Baird.
Chris Raymond — Robert W. Baird — Analyst
Thank you. For taking the question. Just a question for Bob on the IP, or Patrick. Bob, you mentioned in your prepared comments IP protection at 2023, I think and beyond. Again, this may be something that’s better known, but in the latest 10-K it references 2018 with some pending IP. Can you maybe put some color around what is pending or if there’s something that’s changed that is more solid? That would be great, thanks.
Bob Hugin — Celgene Corporation — President and COO
Yes, I think it’s a very important point because the exclusivity of ABRAXANE has tremendous upside even from the discussion that we have had here today and we view intellectual property and exclusivity as certainly so fundamental critical to the success of a company like Celgene, and our work in the due diligence was highly focused on the exclusivity both from manufacturing, from a wide range of patents and pending patents etc. And I don’t — we can’t go into specific details on specific patents, but I can tell you that when we think about the transaction itself and what drove us to say the timing is now is that one, the pancreatic data, the lung cancer data, the timing of that data and the opportunity to influence and to impact the plans for that over the coming years so that we can have the maximum impact when that data is available and can be leveraged, but also the exclusivity.
We think that the timing of the strategy of Abraxis for extending the exclusivity is reaching a great promise and success in what they have already done. So we think the two elements are the data, but also extensive work on the exclusivity. Clearly there’s always risks in this area, but we would not be doing this deal today if we did not have a strong conviction that the regulatory patent exclusivity of the compound is better than we had thought a few months ago.
Operator
Geoffrey Porges, Bernstein.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
Geoffrey Porges — Sanford Bernstein — Analyst
Thanks very much. I just wanted to sort of go through the basis for this being accretive in 2011. It’s not immediately obvious where that will come from, so I’m wondering if you could talk us through, Dave, perhaps about what of your current plans at Celgene you may not engage in as a result of this transaction? And then also what if any savings you would envisage from the merger of the two companies?
And then perhaps a little bit about when you might start working together. It is clear there are a lot of priorities in what you’ve said, Bob, about areas that you would focus on, but is that something that is not going to happen until 2011 or would the organizations start working together earlier in the year? Thanks.
Dave Gryska — Celgene Corporation — SVP and CFO
Geoff, just to clarify, in Bob’s prepared remarks, he mentioned that there would be accretion in 2012. You mentioned 2011. We mentioned mild dilution or slight dilution in 2011 of about $0.10.
Geoffrey Porges — Sanford Bernstein — Analyst
Yes, so I meant 2012, sorry.
Dave Gryska — Celgene Corporation — SVP and CFO
I just wanted to correct that point. The next point is that we have only assumed some minor synergies in the combination, so obviously we have to work through that down the road. The teams cannot work together, obviously, until after we’ve cleared the HSR process and get through the S4 process and so forth and so on. So our view is that we are going to go forward with all the programs we talked about in R&D Day, which you were at, move those forward and obviously move the projects forward at Abraxis in addition to that. And again with only minor synergies assumed in this combination.
Bob Hugin — Celgene Corporation — President and COO
We will see accelerating accretion as the years go on, but certainly we are confident that 2012 will be accretive.
Dave Gryska — Celgene Corporation — SVP and CFO
And to be clear also in 2010 is there will be no change in our estimate that we gave in the last quarter in terms of EPS.
Bob Hugin — Celgene Corporation — President and COO
And let us be clear that the numbers we are speaking of today really leave any synergies as upside to the financial outcome.
Operator
Mark Schoenbaum, ISI.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
Mark Schoenbaum — ISI Group — Analyst
Thanks for taking the question. Just building on Geoff’s question, can maybe Patrick, can you tell us how big the current ABRAXANE sales force is in the US, if that’s something that you’ve released? And then for Dave, these CVR payments, are these going to come out of non-GAAP or GAAP? Are these going to be recorded as a non-GAAP charge going forward?
Dave Gryska — Celgene Corporation — SVP and CFO
Let me start first and Patrick can answer the second part, so I’m going to go in reverse order here. First of all, the CVR payments or the CVRs will be registered on a Form S4 at the same time that we do our stock this summer, so there will be registered securities that will be out there and essentially that will be a non-GAAP reconciling item. So it will not come out of any GAAP earnings when that eventual event occurs in the future. All right?
Mark Schoenbaum — ISI Group — Analyst
Okay. Thank you.
Operator
Jim Birchenough, Barclays Capital.
Jim Birchenough — Barclays Capital — Analyst
Just a question on a relative use of cash here, and I guess I’m looking for a bit of an explanation. If I look at the $2.9 billion in cash here, maybe how do we look at this as being better used acquiring Abraxis as opposed to buying back Celgene shares? In answering that, maybe you could address how you look at the relative growth prospects for ABRAXANE versus REVLIMID and the margins that you expect to get to with the addition of ABRAXANE to your portfolio? Thanks.
Bob Hugin — Celgene Corporation — President and COO
I will give you — maybe a couple of us will give you insight. I think first of all, we do believe this transaction has the potential to actually be accretive to our growth. So we don’t see this portfolio and this product as doing anything but enhancing our growth profile both on the top line and the bottom line. So we think from a strategic point of view our opportunity and leverage to expand our capabilities in hematological cancers into solid tumors opens up a number of opportunities for us to leverage and have a greater impact.
And the specifics of this transaction we think are no better use of our resources than where we can produce significant revenue growth in line with the very, very high revenue growth that our existing portfolio has and to augment the earnings per share growth. So we think this deal fits on all metrics of valuation from strategy, from financial, for people purposes, and for cultural and intangibles that can produce benefits over the long-term.
Dave Gryska — Celgene Corporation — SVP and CFO
In addition to that, we expected that in 2011 with the combination that we will have over $1 billion of free cash flow and by the time we hit 2014, we will have a number that’s approaching $3 billion in free cash flow with the combined companies, so we view this as very synergistic down the road. Obviously there will be a lot of operating leverage. Our gross margins will be maintained on a go-forward basis as we put the combined companies together. So we see this as a big upside and value driver for our shareholders.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
Jim Birchenough — Barclays Capital — Analyst
Just — can I just follow up on that? I just want to understand what you’re saying is that you expect ABRAXANE to grow at a commensurate rate to REVLIMID and to generate comparable operating margins. Is that right?
Dave Gryska — Celgene Corporation — SVP and CFO
Yes, that is right.
Jim Birchenough — Barclays Capital — Analyst
And just in making that assumption, I am wondering what contribution you think pancreatic needs to make to get to that assumption and how you think about the folfirinox data at ASCO in terms of the bar — the new bar that has been set for pancreatic? Thanks.
Bob Hugin — Celgene Corporation — President and COO
Yes, I think there’s a number of different scenarios that we look at that get to the growth projections we have. Pancreatic is certainly a part of that and we think that if the data is in the Phase III, as we are optimistic it will be, it will compete extremely effectively and be a very valuable resource for the treatment of pancreatic cancer. Unfortunately we think there are going to be need for multiple therapies to deal with pancreatic cancer. But we feel very good about what the standard of care is going to be and if the data is what we think it will be, it will become the standard of care.
Operator
Jason Kantor, RBC Capital Markets.
Jason Kantor — RBC Capital Markets — Analyst
Thank you for taking my question and also congratulations. I wonder if you can go back and answer the question, which I don’t think you did, which was on the size of the ABRAXANE sales force? And also is there any potential for this sales force to enhance either near-term or longer-term sales of REVLIMID or any of your other products?
Bob Hugin — Celgene Corporation — President and COO
Jason, we’ve just been advised that the questions should be answered by Celgene, and our understanding and our efforts — in our research here and the work with Abraxis, about 100 people headquartered in Bridgewater, New Jersey and that post the HSR review, we will look to leverage the best of what we have and what Abraxis has to make sure that we’re making the maximum for ABRAXANE in the United States. We are in the very fortunate position that at Celgene already we’ve got a number of people, I think more than 50% of our existing commercial field force has solid tumor cancer experience.
So in combination with things we are doing over time with the organization, we think there will be good synergies and we think there will be no lessening of the commercial impact in terms of numbers and resources, but there will certainly be a strengthening of it.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
Operator
Mike King, Wedbush.
Mike King — Wedbush — Analyst
Let me also add my congratulations to both parties. I wonder if I could turn the question that folks were asking about Europe around and perhaps ask Celgene. Can you talk about the infrastructure, the sales infrastructure in Europe and ex-US markets and perhaps what incremental investment you think you need to make in that market to make ABRAXANE a success over there?
Bob Hugin — Celgene Corporation — President and COO
Yes, I think that our perspective is that in Europe that as we get new data and begin what will be really the launch of ABRAXANE, it will be through the Celgene organization that the limited resources that are there today are not designed to have a full commercial launch that we’ll be able to do. Other markets, where China and other markets where ABRAXANE — Abraxis is more advanced than Celgene we will likely use their resources to help us accelerate REVLIMID in those markets, specifically China. So we think there’s opportunities on the commercial side globally for Abraxis organization to help us and that we will significantly make an impact internationally in most markets.
Operator
Gene Mack, Soleil Securities.
Gene Mack — Soleil Securities — Analyst
Thanks for taking the question. I wonder, Bob, if you could just follow up a little bit on the patent estate and just ask for a little bit more clarification. On the FDA’s Orange book it looks like there are some things that expire in 2013 and as was pointed out earlier in the 10-K for Abraxis points to 2018 and then you mentioned 2023 and that there was some timing that was particularly important. So can you just maybe go through what sort of each of those — what sort of protection kind of goes to those time durations, 2013, 2018, 2023?
And it sounds as though there might have been some patents that were just recently issued based on the way you described the timing and if that’s the case, can you give us a little bit more detail on that?
Bob Hugin — Celgene Corporation — President and COO
You know, it’s a challenging subject in terms of getting into specifics about issues that are sensitive like this, and I think that hopefully over time we will be able to provide more clarity on the strategy. I think one of the things that’s very clear in terms of one of the real confidences between Abraxis BioScience and Celgene is the very, very focused management approach to exclusivity, patent protection, intellectual property generally. And I think that the strategy that the Abraxis leadership has taken to really build an extensive intellectual property portfolio and exclusivity opportunities around ABRAXANE and the entire nab technology platform is in my opinion underappreciated in the marketplace, and certainly that again, as I mentioned, was a major focus of our work. Clearly it’s an important area and again, to go into specifics before the deal closes is not something that is prudent for us to do, certainly not in advance of regulatory review.
But I can only tell you that it was a major focus and we do believe there is reasonable strength that gives us the conviction that we believe we will have extended exclusivity to 2023 and potentially beyond.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
Operator
Ian Somaiya, Piper Jaffray.
Ian Somaiya — Piper Jaffray — Analyst
Thanks for taking my question. I guess I will add my congratulations to both parties as well. I just wanted to make sure that I understood, you guys have been fairly judicious in your spending in the past. What does this acquisition mean for current Celgene portfolio in terms of the Company’s ability to fund development. Tax structure and expanding European operations has any beneficial effect on the tax structure going forward, and whether there’s any opportunity to apply the nab technology to Celgene’s existing products such as VIDAZA?
Bob Hugin — Celgene Corporation — President and COO
Well, we certainly — and I hope you could sense from Patrick’s comments that there is the potential for a lot of work to be done to really look for ways to ensure that the new Celgene really capitalizes on the full potential of the science, the research, the pipeline, the platform at Abraxis, and that will be an important part of the scientific strategy here, the research strategy going forward.
I do want to make sure that we do emphasize a couple of points and I tried to make it earlier as to why now. I think that the clinical data, the opportunity to influence the progress of that is critical to us. The exclusivity issues we think will become more clear as to the confidence that we have in the extended exclusivity, and also it’s really time for us to accelerate our momentum.
As we’ve discussed 2009 was a great year for Celgene. 2010 was a spectacular quarter and leading us to increase our guidance for the year. As we’ve mentioned earlier, this quarter is very much on track and we are very much looking forward on July 29 to update you the specifics of the results of this quarter. And we think this is an opportunity for us to really say out of strength let’s now make the move into solid tumor cancer and leverage the successes we’ve had, leverage the people we have. We are very excited about the potential of what Patrick, his team, and the professionals at Abraxis bring to Celgene, and we are just going to aggressively go through the regulatory process, get this transaction closed as rapidly as possible so we can begin to demonstrate the merits and the benefits of bringing these companies together.
So thank you, everyone, for coming together on very short notice. We are very excited and optimistic about what this transaction means to patients, what it means to Celgene and certainly to our shareholders. Again, look forward to meeting you in the coming weeks, so we do have a quiet period to deal with, and that we will have a conference call on the 29th to update you.
One last thing, we want to make sure everyone understands that we have really think the relationship that we are building with Patrick specifically and the leadership of Abraxis only portends great things for this combination. So thank you, Patrick, and thank you, everyone, for participating.
Patrick Soon-Shiong — Abraxis BioScience, Inc. — Executive Chairman
Thank you very much, Bob.
Operator
Ladies and gentlemen, this does conclude today’s program. You may now disconnect and have a wonderful day.

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FINAL TRANSCRIPT
Jun. 30. 2010 / 1:00PM, CELG — Celgene Corp. Conference Call to Discuss Strategic Acquisition of Abraxis BioScience
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